FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14a-12 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

Dear PeopleSoft Stockholder:

      On June 9, 2003, Oracle Corporation, commenced an unsolicited hostile tender offer to acquire all the outstanding shares of PeopleSoft for $16.00 per share in cash.

      The Oracle offer would undoubtedly face lengthy antitrust scrutiny, with a significant likelihood that approval would not be granted. The Board believes that the delays and uncertainties created by Oracle’s offer, coupled with Oracle’s stated intent to discontinue PeopleSoft’s market-leading products, represent a substantial threat to stockholder value.

      Your Board also believes that Oracle’s offer dramatically undervalues the Company based on its financial performance, continued market leadership and significant future opportunities. The unsolicited and hostile nature of the offer, combined with Oracle’s statements, is designed to disrupt the Company’s strong momentum at significant cost to PeopleSoft’s stockholders and customers.

      As a result, after careful consideration, the Board of Directors unanimously recommends that PeopleSoft stockholders reject the offer and NOT tender their shares to Oracle.

PROTECT THE VALUE OF YOUR INVESTMENT

      PeopleSoft’s Board remains steadfastly focused on executing its current strategic plan. As a part of this plan, we remain committed to our previously announced acquisition of J.D. Edwards – a transaction that will significantly accelerate PeopleSoft’s competitive position. We will not let Oracle’s disruptive tactics stand in our way of creating value for our stockholders.

      Your Board reached the conclusion to reject Oracle’s offer after fully and fairly reviewing the terms of the tender offer, after consulting extensively with the Board’s financial and legal advisors, and after receiving the recommendation of a committee of independent directors formed specifically to evaluate the offer.

      Please read the enclosed Solicitation/ Recommendation Statement filed by PeopleSoft with the Securities and Exchange Commission on June 12, 2003. It explains in more detail your Board of Directors’ recommendation and why we feel so strongly that you should REJECT Oracle’s offer and not tender your shares.

On behalf of the Board of Directors, we thank you for your continued support.

Very truly yours,

Craig A. Conway President and Chief Executive Officer	David A. Duffield Chairman of the Board

      If you have any questions or need assistance in this matter, please contact our Information Agent:

Georgeson Shareholder Communications, Inc.

17 State Street, 10th Floor

New York, NY 10004

Banks and Brokerage Firms please call:

(212) 440-9800
All Others Call Toll-Free:
(877) 305-0269

PeopleSoft intends to file a registration statement on Form S-4 and proxy materials with the SEC shortly with respect to the proposed acquisition of J.D. Edwards & Company. Stockholders should read these documents and any amendments or supplements thereto because they contain important information. These documents may be obtained without charge at the SEC’s website at www.sec.gov. The directors, certain executive officers and other employees and representatives of the Company may be deemed to be participants in the solicitation of proxies for special meetings of stockholders relating to the proposed acquisition of J.D. Edwards & Company. Information regarding such participants will be included in the proxy solicitation materials described above when they are filed.